UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 21, 2024

CYCLO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-25466	59-3029743
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6714 NW 16th Street, Suite B, Gainesville, Florida 32653
(Address of principal executive offices) (Zip Code)

386-418-8060

(Registrant’s telephone
number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.0001 per share	CYTH	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	CYTHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 21, 2024, Cyclo Therapeutics, Inc., a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company; Rafael Holdings, Inc. (“Rafael” or the “Parent”); Tandem Therapeutics, Inc., a Nevada corporation and a wholly-owned subsidiary of Rafael (“First Merger Sub”); and Tandem Therapeutics, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Rafael (“Second Merger Sub” and together with First Merger Sub, the “Merger Subs”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement, which is annexed to this Current Report on Form 8-K as Exhibit 2.1. The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Company’s board of directors upon recommendation of its Special Committee as well as Rafael’s board of directors. The Company’s board has resolved to recommend that the Company stockholders vote to adopt the Merger Agreement and approve the Merger (as defined below). The Merger Agreement also requires approval of the issuance of Rafael’s Class B Common Stock, $0.01 par value per share (“Rafael Class B Common Stock”) in the Merger by Rafael’s stockholders. Upon such approvals and satisfaction or waiver of all other conditions set forth in the Merger Agreement and the effectiveness of a registration statement on Form S-4 to register the shares of Rafael Class B Common Stock of Rafael to be issued in the Merger, the Merger will be consummated. The foregoing and following description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger

The Merger Agreement provides for, among other things, that at the First Effective Time, First Merger Sub will merge with and into the Company (the “First Merger”), and First Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent. Immediately following the First Merger, the Company will merge with and into Second Merger Sub, with Second Merger Sub being the Surviving Entity of the subsequent merger (the “Second Merger” and together with the First Merger, the “Merger”).

For U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The directors and officers of the First Step Surviving Corporation immediately after the First Effective Time and the managers and officers of the Surviving Entity immediately after the Second Effective Time shall be the respective individuals listed in a schedule to the Merger Agreement (as may be amended from time to time), each to hold office in accordance with the applicable governing documents and applicable law, until such director’s, officer’s or manager’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Other than issuance of shares of Rafael Class B Common Stock and options and warrants to purchase shares of Rafael Class B Common Stock as described below, the Merger will have no impact on the outstanding capital stock of Rafael, and each share of Rafael Class A Common Stock or Rafael Class B Common Stock that is issued and outstanding as of immediately prior to the Second Effective Time will continue to remain outstanding.

Consideration to the Company’s Stockholders in the Merger

As a consequence of the Merger, at the First Effective Time, each outstanding share of Company Common Stock (other than treasury shares and shares of Company Common Stock held directly by Rafael) will be automatically cancelled and retired and cease to exist, and will entitle a holder of shares of Company Common Stock to receive shares of Rafael Class B Common Stock in exchange for the holder’s Company Common Stock equal to the Exchange Ratio. Any fractional shares of Rafael Class B Common Stock will be rounded up to the nearest whole share. The Exchange Ratio values each share of Company Common Stock at $0.95 and values Rafael at the combined value of its cash, cash equivalents, marketable securities, real estate and certain other financial holdings less its current liabilities. In addition, the cash value will take into account the funding of the Company’s operations by Rafael with convertible notes through closing.

All compensatory options to purchase Company Common Stock shall automatically be converted into an option to acquire, on substantially similar terms and conditions, a number of shares of Rafael Class B Common Stock (rounded down to the nearest whole share), at an adjusted exercise price per share based upon the Exchange Ratio (rounded up to the nearest whole cent).

Unless otherwise provided for in outstanding warrant agreements, all Company Warrants (other than those held by Rafael which will be cancelled) will automatically be converted into warrants to purchase a number of shares of Rafael Class B Common Stock, at an adjusted exercise price per share based upon the Exchange Ratio. Certain Company Warrants have the right to elect to receive cash payment in lieu of receiving warrants to purchase Rafael Class B Common Stock.

No fractional shares of Rafael Class B Common Stock will be issued in connection with the Merger, and holders of the Company’s common stock who would otherwise be entitled to receive a fraction of a share of Rafael Class B Common Stock, shall, in lieu of any such fractional shares to which they would otherwise be entitled, receive the number of shares of Rafael Class B Common Stock to which such holder of the Company’s common stock would be entitled to receive aggregated and rounded up to the nearest whole share.

Company Securities held by Rafael

The Company Capital Stock and Company Warrants held by Rafael will be cancelled and retired and shall cease to exist upon consummation of the Merger.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type.

Under the Merger Agreement, (a) the Company has agreed, among other things, (i) to conduct its business in the ordinary course, and not to take certain actions without the consent of Rafael, (ii) not to solicit or engage in discussions regarding any alternative acquisition proposal or other transaction similar to the Merger, (iii) seek approval of its stockholders to the Merger, and (iv) use reasonable best efforts to cause all conditions to the Merger to be satisfied and to consummate the Merger, and (b) Rafael has agreed (i) not to take certain actions without the consent of the Company, (ii) use reasonable efforts to cause the shares of Rafael Class B Common Stock to be issued in the Merger to be listed on the New York Stock Exchange, (iii) create, register with the Securities and Exchange Commission (“SEC”) and list on the New York Stock Exchange a class of warrants to be issued to certain holders of publicly-traded Company Warrants referred to as Parent Public Warrants, (iv) seek approval of its stockholders to the issuance of the shares of the Rafael Class B Common Stock in the Merger, and (v) use reasonable best efforts to cause all conditions to the Merger to be satisfied and to consummate the Merger.

Rafael has also agreed, so long as the Company is not in active discussions regarding an acquisition proposal, to fund the Company through the earlier of the consummation of the Merger or termination of the Merger Agreement in such amounts as may be necessary for the Company to operate its business and pay its debts and obligations as they become due, provided that the Company is being operated in a manner consistent with the terms of the Merger Agreement and the financial forecast previously shared with Rafael. Following the closing, Rafael intends to fund the Company’s TransportNPC™ clinical trial to its 48-week interim analysis. In addition, in connection with the closing of the Merger, Rafael has agreed to appoint Markus W. Sieger, a current independent member of the Company’s board of directors, to the Rafael board.

Within forty (40) Business Days following the date of the Merger Agreement (to the extent practicable), the Company and Rafael will jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form and Rafael will prepare (with the cooperation of the Company) and file with the SEC a registration statement on Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus and which will register the Rafael Class B Common Stock to be issued to the Company’s stockholders, the Parent Public Warrants and the shares of Class B Common Stock underlying such Parent Public Warrants.

Lock-Up Agreements

The Merger Agreement provides that the Company’s directors and their affiliates that will receive shares of Rafael Class B Common Stock pursuant to the Merger Agreement or upon exercise of Rafael options received upon conversion of Company options in the Merger have each agreed to enter into a lock-up agreement, in substantially the form attached hereto as Exhibit 10.1, which contains certain restrictions on transfer of such shares of Rafael Class B Common Stock for a period of the earlier of (a) six (6) months following closing of the Merger or (b) the date on which Rafael completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Rafael’s stockholders having the right to exchange their Rafael Class B Common Stock for cash, securities or other property. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement.

Voting Agreements

In connection with the entry into the Merger Agreement, Rafael and certain other holders of Company Common Stock will enter into Voting Agreements in substantially the form attached hereto as Exhibit 10.2 pursuant to which those holders will agree to vote in favor of the Merger and the adoption of the Merger Agreement at any meeting of the Company’s stockholders and take other actions in furtherance of the consummation of the Merger Agreement until the earlier of (i) the First Effective Time and (ii) the termination of the Merger Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.

Support Agreement

In connection with the entry into the Merger Agreement, Howard Jonas will enter into a Support Agreement with the Company and Rafael in substantially the form attached hereto as Exhibit 10.3, which Support Agreement will include an agreement from Mr. Jonas to vote all shares of Rafael capital stock over which he exercises voting control to approve the issuance of the Rafael Class B Common Stock to the stockholders of the Company as contemplated by the Merger Agreement. The foregoing description of the form of Support Agreement is qualified in its entirety by reference to the full text of the form of Support Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Merger, including, but not limited to, (i) by the mutual written consent of the Company and Rafael, (ii) by Rafael, subject to certain exceptions, if any of the representations or warranties of the Company are not true and correct or if the Company fails to perform any of its covenants or agreements under the Merger Agreement; (iii) by the Company, subject to certain exceptions, if any of the representations or warranties made by Rafael are not true and correct or if Rafael fails to perform any of its covenants or agreements under the Merger Agreement; (iv) by either the Company or Rafael, if the Merger has not been consummated on or prior to November 30, 2024; provided, however, that, in the event that the SEC has not declared effective under the Securities Act of 1933, as amended (the “Securities Act”), the Form S-4 by the date which is 45 calendar days prior to the End Date, then the End Date shall automatically be extended to December 31, 2024 (the “End Date”), unless the breach of any covenants or obligations under the Merger Agreement by the party seeking to terminate was the principal cause of the failure to consummate the transactions contemplated by the Merger Agreement; (v) by either the Company or Rafael, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order or other action has become final and non-appealable; (vi) by either the Company or Rafael, if the required approvals by the stockholders of the Company and Rafael have not been obtained; and (vii) by Rafael, if the Company’s Board (or a committee thereof) makes a Company Adverse Change Recommendation.

The Merger is expected to close in the fourth calendar quarter of 2024, following the receipt of the required approval by the Company’s and Rafael’s stockholders, the effectiveness of a registration statement on Form S-4 registering the shares of Rafael Class B Common Stock issued in the Merger, and the fulfillment of other customary closing conditions.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision.

Second Amended and Restated Note Purchase Agreement

On August 21, 2024, the Company entered into a Second Amended and Restated Note Purchase Agreement (the “Second Amended NPA”) with Rafael, pursuant to which the Company issued and sold a convertible promissory note in the principal amount of $3,000,000.00 (the “August Note”) to Rafael. The Second Amended NPA amends and restates the Amended and Restated Note Purchase Agreement (the “Amended NPA”), dated July 16, 2024, by and between the Company and Rafael, pursuant to which the Company issued and sold a convertible promissory note in the principal amount of $2,000,000.00 (the “July Note”) to Rafael. The Amended NPA had amended and restated the Note Purchase Agreement, dated June 11, 2024, by and between the Company and Rafael, pursuant to which the Company issued and sold an initial convertible promissory note in the principal amount of $2,000,000.00 (the “June Note”) to Rafael. The August Note matures on December 21, 2024 and bears interest at a rate of 5% per annum, payable upon maturity. The August Note may be prepaid by the Company in full at any time. The principal amount of the August Note is convertible into shares of the Company’s outstanding common stock, par value $0.0001 per share (the “Company’s Common Stock”), prior to the repayment of the August Note, at the option of Rafael (provided, however, that Rafael may not elect to convert the June Note, July Note or August Note if, following such conversion, Rafael will beneficially own more than 49.9% of the Company’s Common Stock); automatically if the Company enters into a Qualified Financing (as defined) and at the option of Rafael if a Sale Transaction (as defined) occurs prior to repayment of the August Note, all at the price and on the terms and conditions set forth in the August Note. Upon the occurrence of an Event of Default (as defined) under the August Note, including the failure of the Company to pay the principal or interest under either the June Note, the July Note or the August Note, when due, the obligations of the Company under the June Note, the July Note and the August Note may be accelerated. The Company intends to use the proceeds of the August Note for working capital and general corporate purposes.

The descriptions of the Second Amended NPA and the Note are qualified in their entirety by reference to the actual terms thereof contained in the Second Amended NPA and the Note which are being filed as Exhibits 10.4 and 10.5, respectively, to this Current Report on Form 8-K, and such terms are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained under the heading “Second Amended and Restated Note Purchase Agreement” in Item 1.01 above is hereby incorporated by reference into this Item 2.03.

Item 7.01 Regulation FD Disclosure.

On August 22, 2024, the Company and Rafael issued a joint press release announcing the execution of the Merger Agreement. The joint press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The information in Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Information about the Merger and Where to Find It

In connection with the proposed Merger, Rafael intends to file with the SEC the registration statement on Form S-4 (the “Registration Statement”), which will include a joint preliminary proxy statement and a preliminary prospectus and a joint definitive proxy statement and prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Rafael Class A Common Stock and Rafael Class B Common Stock in connection with the Company’s and Rafael’s solicitation of proxies for the vote by the Company’s and Rafael’s stockholders with respect to the Merger, the issuance of the Rafael Class B Common Stock, and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Rafael to be issued in the Merger. The Company’s and Rafael’s stockholders and other interested persons are advised to read, when available, the joint preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Merger, as these materials will contain important information about the parties to the Merger Agreement and the proposed Merger. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Merger will be mailed to stockholders of the Company and Rafael as of a record date to be established for voting on the proposed Merger and other matters as may be described in the Registration Statement. Company stockholders will also be able to obtain copies of the joint preliminary proxy statement/prospectus, the joint definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, Florida 32653, or to cyth@jtcir.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger. A list of the names of those directors and executive officers and a description of their interests in the Company, Rafael and the Merger will be contained in the Registrations Statement and the Joint Proxy Statement/Prospectus for the Merger, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, Florida 32653, or to cyth@jtcir.com. Additional information regarding the interests of such participants will be contained in the Registration Statement and Joint Proxy Statement/Prospectus when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Rafael’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Rafael’s expectations with respect to future performance and anticipated financial impacts of the Merger, the satisfaction of the closing conditions to the Merger and the timing of the completion of the Merger. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Rafael’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of the parties to meet the closing conditions in the Merger Agreement, including due to failure to obtain the required approvals of the stockholders of the Company and Rafael, or failure to satisfy other conditions to closing in the Merger Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against the Company or Rafael following the announcement of the Merger Agreement and the transactions contemplated thereby, that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability of Rafael to obtain the listing of the shares of Rafael Class B Common Stock to be issued in the Merger on the New York Stock Exchange; (4) the risk that the Merger disrupts current plans and operations as a result of the announcement and consummation of the Merger; (5) the inability to recognize the anticipated benefits of the Merger; (6) costs related to the Merger; (7) changes in applicable laws or regulations; (8) success of clinical trials by the Company and other entities controlled by Rafael; (9) competition; (10) protection of intellectual property; (11) protection of information and information technology; and (12) the real estate market and prices for Rafael’s properties.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits
Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of August 21, 2024, by and among the Company, Rafael, First Merger Sub and Second Merger Sub
10.1	Form of Lock-Up Agreement
10.2	Form of Voting Agreement
10.3	Form of Support Agreement
10.4	Second Amended and Restated Note Purchase Agreement dated as of August 21, 2024 by and among the Company and Rafael
10.5	Convertible Promissory Note dated August 21, 2024 payable to Rafael
99.1	Joint Press Release, dated August 22, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*The schedules and exhibits to this document have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request. The Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CYCLO THERAPEUTICS, INC.

Date: August 22, 2024	By:	/s/ N. Scott Fine
N. Scott Fine, Chief Executive Officer